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September 25, 2015

FILED VIA EDGAR

Elisabeth Bentzinger

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Compass EMP Funds Trust — Post-Effective Amendment No. 28;

File Nos. 333-181176 and 811-22696

Dear Ms. Bentzinger:

On behalf of Compass EMP Funds Trust (“Registrant”), we are responding to comments from the Staff of the Securities and Exchange Commission (the “Commission”) provided on May 29, 2015, relating to Post-Effective Amendment No. 28 to Registrant’s Registration Statement on Form N-1A (File Nos. 333-181176 and 811-22696), filed on April 15, 2015 (“PEA 28”), to register shares of Classes A, C and I of two new mutual fund series portfolios:

1.              Compass EMP US High Dividend 100 Volatility Weighted Fund (“High Dividend Fund”); and

2.              Compass EMP US EQ Income 100 Enhanced Volatility Weighted Fund (“EQ Income Fund”, and, together with the High Dividend Fund, the “Funds”).

Below we identify in bold the Staff’s comments and note in regular type our responses.  Capitalized terms used but not defined in this letter have the meanings assigned to them in the Form N-1A.  We have attempted to accurately restate the Staff’s comments, which were provided orally by telephone.

When a comment specific to one section of the documents would apply to similar disclosure elsewhere in the documents, we will make changes consistently throughout the documents, as appropriate.

1)                                     Cover page.  Please add a reference to “Form N-1A” on the cover page of Registrant’s registration statement.

Response:  The Registrant will add a reference to Form N-1A on the cover page of the registration statement.

2)                                     Cover page.  Please update the ticker symbols for each of the Funds, when available.

Response:  The Registrant will update the ticker symbols for each of the Funds when available.

3)                                     Investment Objective, page 1.  For each Fund, please consider revising the investment objective to better explain what the Funds are trying do. Rather than referring to the index, refer to the objective of what each Fund is trying do such that each Fund’s objective stands on its own.

Response: The Registrant has considered the comment and has elected to maintain the investment objectives as originally drafted.  The Registrant notes that the Funds’ objectives utilize the same construction as those of existing series of the Trust that also track an index. Furthermore, the Registrant believes this construction is consistent with industry practice as evidenced by other indexed mutual funds.

4)                                     Fee and Expense Table, page 1, note 2.  Please confirm, supplementally, that the expense reimbursements will be in effect for at least one year from the effective date of the prospectuses.

Response:  The Registrant confirms that the expense reimbursements disclosed in the prospectus will be in effect for at least one year from the effective date of the prospectus.

5)                                     Fees and Expenses Example, page 1. Please confirm that expense limitations will be reflected in the expense examples only for the term of the limitation.

Response:  The Registrant confirms that the expense limitations will be reflected in the expense examples only for the term of the limitation.

6)                                     Portfolio Turnover, page 1.  Please disclose that portfolio turnover for the prior year is not included because the Funds had not yet commenced operations as of the date of the prospectuses.

Response:  The Registrant will disclose that the portfolio turnover for the prior year is not included because the Funds had not yet commenced operations as of the date of the prospectus.

7)                                     Principal Investment Strategy, page 1.  For each Fund, please include the capitalization range for each of the corresponding indices.

Response:   The Registrant will revise the disclosure consistent with the staff’s comment.

8)                                     Principal Investment Strategy, page 1. To the extent accurate, please disclose that the CEMP US Large Cap High Dividend 100 Volatility Weighted Index was created by the Funds’ investment adviser.

Response:   The Registrant will revise the disclosure consistent with the staff’s comment.

9)                                     Principal Risks, page 2.  Please disclose in the Principal Risks section and in response to Item 9(c) of Form N-1A that a high dividend income strategy may not be successful.

Response:   The Registrant will revise the disclosure consistent with the staff’s comment.

10)                              Principal Risk, page 2.  For each of Fund, please consider removing the last sentence included within the “Tracking Risks,” as neither Fund discloses representative sampling as a principal investment strategy. Alternatively, please disclose representative sampling as a principal investment strategy, if applicable.

Response:   The Registrant will revise the disclosure consistent with the staff’s comment.

11)                              Portfolio Managers, page 2.  For each Fund, please state the title and length of service for each of the respective portfolio managers in accordance with Item 5(b) of Form N-1A.

Response:   The Registrant will revise the disclosure consistent with the staff’s comment.

12)                              Tax Information, page 2.  Please consider revising the “tax-free” language in this section and, instead, state that a plan may be “tax-deferred” or “tax-advantaged.”

Response:   The Registrant will revise the disclosure consistent with the staff’s comment.

13)                              EQ Income Fund, page 4.  Please consider removing “EQ” from the fund’s name, as this suggests to investors that the fund will invest at least 80 percent of its assets in in income-producing equities of U.S. issuers. Alternatively, please revise the EQ Income Fund’s policy to state that it will invest at least 80 percent of its assets in equities of U.S. issuers.

Response:   The Registrant has considered the comment and has elected to make no changes to the Fund’s name or its investment strategy, which includes a policy to invest, under normal market conditions, at least 80% of its net assets in the stock of issuers included in the underlying index.  The Registrant notes that the Fund’s name and strategy is also used by another, existing exchange-traded fund that is a series of the Registrant, the Compass EMP EQ Income Enhanced Volatility Weighted Index ETF, and the Registrant prefers to keep the Funds uniform.

14)                              Principal Investment Strategies, page 5, paragraphs 3 and 4.

(a)         Please consider describing the Funds’ principal investment strategies generally in the summary prospectus and include additional details of the Funds’ principal investment strategies in the statutory prospectus.

Response:  The Registrant will revise the disclosure consistent with the staff’s comment.

(b)         Please describe CEMP US Large Cap High Dividend 100 Volatility Weighted Index and what it does.

Response:  The Registrant will revise the disclosure consistent with the staff’s comment.

(c)          Please clarify what happens to the CEMP US Large Cap High Dividend 100 Volatility Weighted Index with the initial 8-percent decline. The prospectus states that if the market declines by 16 percent, 25 percent of the CEMP US Large Cap High Dividend 100 Volatility Weighted Index will be reinvested in stocks, and if the market declines another 24 percent, another 25 percent is reinvested, and if the market declines another 32 percent, then 100 percent is reinvested. This suggests that the initial 8-percent decline will cause 75 percent of the CEMP US Large Cap High Dividend 100 Volatility Weighted Index to be reinvested. However, the prospectus also states that with 8-percent decline, exposure to the market may be as low as 25 percent, depending on the magnitude and duration of the decline.

Response: The Registrant will revise the disclosure consistent with the staff’s comment.

(d)         Please clarify the time frames assumed within the volatility strategy, including how long the period of market decline may be, what is meant by “all-time daily high” and the date by which each of the recent highest values is measured.

Response: The Registrant will revise the disclosure consistent with the staff’s comment.

(e)          Please clarify whether the market value must decline to more than 8 percent to trigger the drop in exposure or whether the CEMP US Large Cap High Dividend 100 Volatility Weighted Index will be reinvested after the value returns to less than 8 percent, as the disclosure suggests that both events may be triggered by an 8- percent decline.

Response: The Registrant will revise the disclosure consistent with the staff’s comment.

(f)           Please clarify whether “reinvestments” refer to dividends or to the volatility reinvestments and whether uninvested assets will be in cash equivalents or short-term fixed income securities.

Response: The Registrant will revise the disclosure consistent with the staff’s comment.

15)                              Principal Investment Strategies, page 5.

(a)         Please clarify that “unfavorable market conditions” refers to the market decline referred to in the volatility strategy.

Response: The Registrant will revise the disclosure consistent with the staff’s comment.

(b)         Please clarify whether uninvested assets will be in cash or short- term fixed income securities.

Response: The Registrant will revise the disclosure consistent with the staff’s comment.

(c)          Please consider not referring to corporate and junk bonds as cash or cash equivalents.

Response: The Registrant will revise the disclosure consistent with the staff’s comment.

(d)         Please consider revising the phrase “in excess of the amount required for equity investments” to be clear that this statement refers to the 80-percent limitation in the Fund’s Rule 35d-1 policy.

Response: The Registrant will revise the disclosure consistent with the staff’s comment.

(e)          Please disclose any criteria as to duration that the Fund may use with respect to its investments in fixed income securities.

Response: The Registrant confirms that duration is not a criterion used to select fixed income securities. Accordingly, no changes have been made to the disclosure.

16)                              Principal Risks, page 5.  Please disclose in the principal risks summary and in the disclosure required by Item 9 of Form N-1A that a high dividend income strategy may not be successful and that a volatility strategy may not be successful.

Response: The Registrant will revise the disclosure consistent with the staff’s comment.

17)                              Additional Information about Principal Investments Strategies and Related Risks, Investment Objectives, page 7.  If no Fund describes the Fund as having a 30-percent investment policy, please remove this reference.

Response: The Registrant will revise the disclosure consistent with the staff’s comment.

18)                              Principal Investment Strategies, page 7. Please consider revising this section, as it does not include or describe principal strategies included in the summary prospectus. In addition, please consider revising this section as it substantially duplicates disclosure included in the summary prospectus. The repetition of substantially the same information in response to Items 4 and 9 of Form N-1A may suggest that a Fund has not provided a summary in response to Item 4. Please revise the disclosure as appropriate.

Response: The Registrant will revise the disclosure consistent with the staff’s comment.

19)                              Temporary Defensive Positions, page 8.  Please explain, supplementally, how the Fund may take a temporary defensive position when the Fund invests passively.

Response: As part of its investment strategy to track its underlying index, Compass EMP US EQ Income 100 Enhanced Volatility Weighted Fund may take temporary defensive positions based on the construction of the Fund’s index, which is designed to respond to periods of market decline. During periods of market decline the Fund may hold all or a portion of its assets in fixed income securities, including US Treasury bills and notes, commercial paper and corporate bonds.

20)                              Letter of Intent, page 12.  In response to Item 12(a)(5) of Form N-1A, please state whether the Funds make available, free of charge on their website, information about sales loads and waivers. If the Funds do not make this information available, please disclose the reasons why they do not.

Response: The Funds intend to make this information available on its website as soon as practicable.

21)                              Frequent Purchases and Redemptions of Fund Share, page 16.  In various sections of the Funds’ registration statements, the Funds disclose that they may reject certain purchase orders. Please disclose the maximum amount of time that the Funds would take to reject such a purchase order.

Response: The Funds may reject any purchase request, including exchanges, without notice regardless of size for any reason.  For example, a purchase request could be rejected because the investor has a history of frequent trading or if the Fund determines that such purchase may negatively affect its operation or performance.  Generally, the Funds will notify a purchaser that it has rejected a particular purchase order within three days of the date on which it has rejected any such purchase order.

22)                              Distribution of Shares, page 17.  Please disclose the information required by Item 12 of Form N-1A in one place in the prospectus, in accordance with General Instruction C(3)(a) to Form N-1A.

Response: The Registrant will revise the disclosure consistent with the staff’s comment.

23)                              Distribution Fees, page 17.

(a)         Please explain, supplementally, why the ongoing Rule 12b-1 fees are indirectly higher than paying a front-end sales charge.

Response:  Over a long time period, the aggregate amount of ongoing Rule 12b-1 fees paid by a Fund may exceed the total of (a) an initial sales charge paid by an investor and (b) the aggregate amount of lower ongoing Rule 12b-1 fees attributable to the class with the higher front-end sales charge.

(b)         Please clarify, in plain English, what is meant by the “economic equivalent of the maximum front-end sales change.”

Response:  The economic equivalent of the maximum front-end sales charge refers to the aggregate amounts of ongoing Rule 12b-1 fee payments over time as compared to the front-end sales charge of a particular class.  The Registrant will revise the disclosure consistent with the staff’s comment.

(c)          Please revise the disclosure to clarify that the investor may pay more than other types of sales charges, not only front-end sales charges, in accordance with Item 12(b)(2) of Form N-1A.

Response: The Registrant will revise the disclosure consistent with the staff’s comment.

24)                              Back cover page.  Please include a statement that the Funds’ Statement of Additional Information (“SAI”) and annual and semi-annual reports are available, free of charge, on or through the Funds’ websites at a specified internet address, in accordance with Item 1(b)(1) of Form N-1A. If the Funds do not make this information available in this manner, please disclose the reasons why they do not do so.

Response: The Registrant will revise the disclosure consistent with the staff’s comment.

25)                              SAI.  Please remove references to Class T shares of the Funds, as they are not referenced in the Funds’ prospectus. Please also remove these references in the Funds’ cover page.

Response: The Registrant will revise the disclosure consistent with the staff’s comment.

26)                              The Funds discuss segregation of assets to cover derivatives transactions in many places throughout the registration statements. Please provide additional disclosure regarding the manner in which such amounts may be segregated (e.g., notional value or mark to market) and whether the method of segregation differs according to the type of derivative.

Response: The Registrant will revise the disclosure consistent with the staff’s comment.

27)                              SAI, Trustees’ Ownership of Shares in the Funds, page 28.  Please disclose the information required by Item 17(b)(5) of Form N-1A regarding the beneficial ownership of shares of the adviser or principal underwriters of the Funds, and affiliated persons, or state that no such ownership exists.

Response: The Registrant will revise the disclosure consistent with the staff’s comment.

28)                              SAI, Control Persons and Principal Holders of Securities, page 28.  Please indicate whether there are any persons who control the Funds as of a date no more than 30 days prior to the date of filing the registration statement, in accordance with Item 18(a) of Form N-1A.

Response: The Registrant will revise the disclosure consistent with the staff’s comment.

29)                              SAI, Control Persons and Principal Holders of Securities, page 28.  Please revise the Funds’ disclosure to clarify that no shareholders beneficially own more than 5 percent of the outstanding shares of any Fund, to the extent applicable.

Response: The Registrant will revise the disclosure consistent with the staff’s comment.

30)                              SAI, Management Ownership, pages 29-30.  In accordance with Item 18(c) of Form N-1A, please state the percentage of each Fund’s equity securities owned by all officers, directors and members of any advisory board of each Fund as a group. If the amount owned by directors and officers as a group is less than 1 percent, provide a statement to that effect.

Response: The Registrant will revise the disclosure consistent with the staff’s comment.

31)                              SAI, Purchase and Redemption of Shares, page 36.  Please revise the Class A example table to include a Fund offered through the prospectus and SAI.

Response: The Registrant will revise the disclosure consistent with the staff’s comment.

32)                              Part C, Other Information, Item 28 of Form N-1A.  Please include as exhibits, expense limitation agreements and advisory agreements.

Response: The Registrant will update the information and file exhibits as required by Form N-1A.

33)                              Part C, Other Information, Item 28 of Form N-1A.  Please include the consent of the independent accounting firm. To the extent that no such consent will be included, please explain, supplementally, the legal basis that such inclusion is not required.

Response: Response: Item 28(j) of Form N-1A requires the Registrant to file as an exhibit “Any other opinions, appraisals, or rulings, and related consents relied on in preparing the registration statement and required by section 7 of the Securities Act.”  The Funds have not yet commenced operations and thus have no audited financial statements. Therefore, the Registrant has not relied on any opinion, appraisals, or rulings issued by its independent auditors in the preparation of the registration statement.  For this reason, the Registrant believes that neither the 1940 Act nor Form N-1A requires the Registrant to include a consent of auditors as an exhibit to the registration statement at this time.

34)                              Part C, Other Information, Item 28 of Form N-1A.  Please confirm that Registrant will file a new Code of Ethics for Victory Capital Management Inc., its investment adviser, as an exhibit.

Response: The Registrant has filed the form of Code of Ethics for Victory Capital Management Inc. as an exhibit to Post-Effective Amendment No. 30 to its Registration Statement on June 26, 2015.

35)                              Part C, Indemnification, Item 30 and Activities of Investment Advisor, Item 31.  Please change references from Compass Efficient Model Portfolios, LLC to Victory Capital Management Inc.

Response: The Registrant will revise the disclosure consistent with the staff’s comment.

36)                              Part C, Principal Underwriter, Item 32(c).  Please explain the legal basis for determining that Item 32(c) does not apply to the Funds’ unaffiliated principal underwriter.

Response: Response: The Registrant has not included information pursuant to Item 32(c) since the information called for pertains to the amount of commissions paid by the Funds during the last fiscal year.  Because the Funds have not yet commenced operations, no such amounts have been paid.  The Registrant will disclose such information after the Funds’ first fiscal year.

37)                              Signature Page.  Please note that Section 6(a) of the Securities Act of 1933, as amended, requires a signature by the Registrant’s principal accounting officer or comptroller. In this regard, please indicate who is signing the registration statement in that capacity.

Response:  The Registrant will revise the disclosure to reflect who is signing the registration statement in the capacity of the principal accounting officer or comptroller.

* * * *

Registrant acknowledges that:

(1)                                 It is responsible for the adequacy and accuracy of the disclosure in its Registration Statement;

(2)                                 Staff comments or changes to disclosure in response to Staff comments in its Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

(3)                                 It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States.

We appreciate your time and attention to PEA 28 and this letter responding to the Staff’s comments.  If you have any additional questions concerning the filing, please call me at (212) 468-8053 or Matthew J. Kutner at (212) 336-4061.

Very truly yours,

/s/Jay G. Baris

Jay G. Baris

cc:
Leigh A. Wilson, Chairman
Christopher K. Dyer, Victory Capital Management Inc.
Erin G. Wagner, Victory Capital Management Inc.
Michael D. Policarpo, II, Victory Capital Management Inc.
Scott Stahorsky, Victory Capital Management Inc.
Nathan J. Greene, Shearman & Sterling LLP
Edward J. Veilleux, Chief Compliance Officer
Matthew J. Kutner, Morrison & Foerster LLP